Trinity Mirror plc

[redacted]

12g3-2(b)

08000935

8 February 2008

SEC Mail
Mail Processing
Section

FEB 19 2008

Washington, DC
106

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

SUPPL

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the number below if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely,

Laura Jackson
Interim Assistant Company Secretary

PROCESSED
MAR 03 2008
THOMSON
FINANCIAL

encs.

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

Financial Services Authority

FSA®

TR-1:	NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Trinity Mirror PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (Group) Legal & General Investment Management Limited (LGIM)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC) Legal & General Group Plc (L&G)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	01/02/08
6. Date on which issuer notified:	05/02/08
7. Threshold(s) that is/are crossed or reached:	Above 5% (Group) Above 5% (LGIM)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect
Ord GBP 0.10	BELOW 5%		14,069,385	13,147,008	922,377	4.679	0.328

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
14,069,385	5.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group) (14,069,385 – 5.00% = Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (14,069,385 – 5.00% = Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (14,069,385 – 5.00% = Total Position)

Legal & General Group Plc (Direct) (L&G) (13,147,008 – 4.67% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (11,858,121–4.22%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (11,858,121–4.22%=PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 280,976,015

14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

END